UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

For the month of MAY, 2010

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)
Translation of registrant’s name into English

1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting and record date
99.2	Interim financial statements
99.3	MD&A
99.4	Certification of Interim Filings - CEO
99.5	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Samuel Yik

Samuel Yik
Chief Financial Officer
Date: Myy 7, 2010

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828 • Fax: 604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR